PO Box 9777 Federal Way, WA 98063-9777 Tel 253-924-7170 Fax 253-924-3174

June 29, 2009

Mr. Jay Ingram

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Subject:	Weyerhaeuser Form 10-K for the fiscal year ended December 31, 2008 Filed February 26, 2009 Definitive Proxy Statement Filed March 10, 2009 File # 1-4825

Dear Mr. Ingram:

We received your correspondence dated June 18, 2009 in which you commented on Weyerhaeuser Company’s 2009 Definitive Proxy Statement on Schedule 14A. We need to coordinate our response, which is in process, with our Compensation Committee. We expect to provide our response on or before July 31, 2009.

If you have any questions, please give me a call at (253) 924-4146.

Sincerely,

Weyerhaeuser Company

Patricia M. Bedient
Executive Vice President and Chief Financial Officer